UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

Includes SQM’s earnings release for the period-ended March 31, 2010.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.
(Exact name of registrant as specified in its charter)

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant's name into English)

El Trovador 4285, Santiago, Chile (562) 425-2000
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                                                  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                                    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82________

For Immediate Release
SQM REPORTS EARNINGS FOR THE FIRST QUARTER OF 2010

Highlights
•	SQM reported net income for the first quarter of 2010 of US$76.5 million, a decrease of 13.5% over the first quarter of 2009.
•	Earnings per ADR totaled US$0.29 for the quarter, compared to US$0.34 for the same period of 2009.
•	1Q10 revenues increased 21.0% year-over-year reaching US$388.5 million

Santiago, Chile, May 25, 2010.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reported today earnings for the first quarter of 20101 of US$76.5 million (US$0.29 per ADR), a decrease of 13.5% with respect to the same period of 2009, when earnings totaled US$88.4 million (US$0.34 per ADR).  Gross Margin reached US$131.5 million (33.8% of revenues), 7.5% lower than the US$142.1 million (44.2% of revenues) recorded during the first quarter of 2009.  Revenues totaled US$388.5 million for the first quarter, representing an increase of 21.0% over the US$321.1 million reported in the same period of 2009.

SQM’s Chief Executive Officer, Patricio Contesse, stated, “After undergoing unprecedented economic challenges during 2009, which negatively impacted global markets, the first quarter of 2010 showed strong signs of a transition to pre-crisis levels. We observed positive signs of recovery in all of our business lines with higher volumes in each business segment in the first quarter of the year compared to first quarter of 2009. Although prices in our fertilizer and lithium businesses are lower than the same period last year, they are in line with our expectations for 1Q10. Although there continues to be economic uncertainty in global markets, improved economic conditions and a more encouraging outlook in general have had a positive impact on our businesses, and we expect this positive trend to continue throughout the year.”

Mr. Contesse concluded, “Last year’s challenging conditions proved that our diverse businesses and broad customer base make SQM more resilient compared to fertilizer industry players under demanding market conditions. Sales volumes for the first quarter of 2010 reflect the turnaround in markets, and we are optimistic that the following quarters will continue to show promising signs of growth and recovery for our businesses.”

1 Figures for 1Q10 have been prepared according to IFRS standards, and 1Q09 numbers have also been prepared according to IFRS for comparative purposes.

Segment Analysis

Specialty Plant Nutrition

Revenues from our Specialty Plant Nutrition business line for the first three months of 2010 totaled US$128.2 million, 6.2% higher than the US$120.7 million recorded for the same period in 2009.

The first months of 2010 have reflected a positive shift from the uncertainty that characterized much of 2009. Demand has begun to recover in important SPN markets, and demand in particular for soluble potassium nitrate fertilizers has improved positively. During 2009, many consumers in the SPN markets were hesitant to make purchases due to the lack of an established price in major potash markets. However, with newly established prices in major markets, growers are making plans to purchase and apply fertilizer in all sectors. As a result we have observed the comeback of healthy demand for our main SPN products during the first quarter of 2010.

Although average prices for the first quarter were considerably lower year-over-year, current prices are approximately 5-10% lower than average prices recorded during the second half of 2009, and we expect these prices to remain stable for 2010. Volumes for this business line increased approximately 35% compared to the first quarter of 2009, reflecting underlining confidence in fertilizer markets.

We expect this upward trend in volumes to continue throughout the year, and we anticipate 2010 sales volumes for SPN to be significantly higher than 2009 sales volumes.

Specialty Plant Nutrition gross margin2 for the first three months of 2010 accounted for approximately 31% of SQM’s consolidated gross margin.

Iodine and Derivatives

Revenues from sales of Iodine and Derivatives during the first three months of 2010 totaled US$62.9 million, an increase of 46.0% with respect to the US$43.1 million reported for the first three months of 2009.

After a historically low first quarter in 2009, increased revenues were mainly a result of significantly higher sales volumes and relatively flat average prices compared to the same period last year. Improved economic circumstances and a more encouraging outlook for global markets in general have had a positive impact on the iodine industry during the first months of 2010. Certain applications that are more sensitive to economic cycles, such as biocides used in paints and LCD screens, have begun to recover somewhat sooner than initially estimated, which in turn has led to higher sales volumes. Uses related to human and animal health and nutrition have remained stable during the last few quarters. Inventory levels throughout the supply chain have also returned to more normal levels which has also positively affected sales during the first quarter.

We expect these improved circumstances in the iodine market to continue throughout the year. As a result, we anticipate that sales volumes will continue to recover during the year reaching normalized levels during the second half of the year. We believe prices going forward should remain flat during the year.

Gross margin for the Iodine and Derivatives segment accounted for approximately 20% of SQM’s consolidated gross margin in the first three months of 2010.

Lithium and Derivatives

Revenues for Lithium and Derivatives totaled US$33.9 million during the first three months of 2010, an increase of 38.2% with respect to the US$24.5 million reported for the first three months of 2009.

The lithium market has also shown encouraging signs of recovery during the first quarter of 2010. A generally more optimistic outlook for global economic conditions has also positively influenced the lithium market. Certain applications, such as lubricating greases and other uses related to construction, that were initially expected to recover at a slower rate have begun to improve sooner than anticipated. Rechargeable batteries, traditionally the main driver of the lithium market, have also bounced back during the first quarter. Additionally, as in the case of iodine, many lithium consumers throughout the supply chain are returning inventories to more normalized levels, which has also positively affected our sales volumes. As a result, volumes recorded during the quarter were substantially higher than those observed during the fourth quarter of 2009 and higher than those of 1Q09, which was one of the lowest quarters of the past years.

Prices in this business segment have fallen approximately 20%, in line with the price decline announced during September 2009. Lower prices have effectively helped to bring back demand and to capture volume from certain applications which had reduced their historic use of lithium, such as glass and ceramics.

We expect this positive trend in demand to continue throughout the year, with sales volumes increasing accordingly transitioning to pre-crisis levels.

Gross margin for the Lithium and Derivatives segment accounted for approximately 12% of SQM’s consolidated gross margin in the first three months of 2010.

Potassium Chloride & Potassium Sulfate (MOP & SOP)3

Potassium Chloride and Potassium Sulfate revenues for the first three months of 2010 totaled US$124.7 million, a 30.2% increase with respect to the first three months of 2009, when revenues amounted to US$95.7 million.

The first quarter of 2010 has reflected the transition from difficult market circumstances of 2009 to a more stable environment. Important contracts were settled at the end of 2009 and during the first months of 2010 which help bring a sense of stability to the market, encouraging other important buyers in main markets to begin making potash purchases. Consumer confidence in this market has improved significantly since the first signs of market recovery at the end of 2009, and the uncertainty regarding price stability declined remarkably.

In these improved market conditions, we were able to double our potash sales during the first quarter of 2010 compared to the same quarter the previous year. Average prices during the first quarter of 2010 fell approximately 41% year-over-year, reflecting price levels established in major potash markets at the end of 2009. On average, prices for the second half of 2009 were substantially lower than those observed during the first half of 2009; however, for 1Q10, prices were slightly lower than 4Q09 prices. Consequently, we expect current price levels to remain stable throughout the year.

Demand fundamentals for this segment, both in the short and long term, remain solid as farmers begin to apply fertilizer at more normalized rates, and distributors continue to re-stock the supply chain. As a result, we expect volumes in this market to continue to recover throughout the year, improving substantially over 2009 market demand.

Expansion projects have moved forward according to plans, and we expect this year’s production to be higher than 2009 production, allowing us to reach our sales target of 1.2 million MT of MOP + SOP for the year.

Gross margin for potassium chloride and potassium sulfate accounted for approximately 29% of SQM’s consolidated gross margin in the first three months of 2010.

Industrial Chemicals

Industrial Chemicals revenues for the first three months of 2010 reached US$27.4 million, 22.6% higher than the US$22.4 million recorded for the same period of the previous year.

During the first quarter of 2010, volumes were approximately 21% higher than the same period of the previous year as a result of the positive trend observed in the general global economic recovery. Applications more sensitive to economic cycles that were hard hit during the previous quarters have begun to recover in line with the positive economic sentiment. Other applications, such as charcoal briquettes and explosives, have remained stable.

In addition, we continue to forecast positive growth for new projects that use industrial-grade sodium and potassium nitrate in solar thermal energy storage. Sales for this application should increase substantially over 2009. We anticipate that the positive trend observed in industrial chemicals will continue in the following quarters.

Gross margin for the Industrial Chemicals segment accounted for approximately 8% of SQM’s consolidated gross margin in the first three months of 2010.

Other Commodity Fertilizers & Other Income
Revenues from sales of other commodity fertilizers and other income reached US$11.4 million in the first three months of the year, down from the US$14.7 million for the same period of the previous year.

Company adopts IFRS

Following SVS guidelines, SQM has migrated from Chilean GAAP and has adopted International Financial Reporting Standards as the basis for its accounting principles. This change is effective as of January 1, 2010, and as a result, 1Q10 is the first quarter to be reported under IFRS. Also, 1Q09 figures have been prepared under IFRS for comparative purposes.

Administrative Expenses

Administrative expenses totaled US$17.8 million (4.6% of revenues) for the first three months of 2010, compared to the US$16.0 million (5.0% of revenues) recorded during the same period of 2009. This increase is related to higher revenues recorded in the first quarter of 2010.

Net Financial Expenses
Net financial expenses for the first three months of 2010 were US$5.5 million, compared to the US$4.0 million recorded during the same period of 2009.

During April 2010, the Company successfully placed US$250 million in the international bond market. The bond will mature in 2020 and has a coupon rate of 5.5%.

Notes:

2)   Gross margin corresponds to consolidated revenues less total costs, including depreciation and excluding sales and administration expenses.

A significant portion of SQM’s costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc.) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

3) Potassium chloride and potassium sulfate will be reported together. This new classification better reflects the fact that both products are derived from the same natural resource, that they share a production process and that potassium is the most relevant driver for costs and pricing. This new classification is also consistent with market approach to reporting potassium products. SOP sales include sales of third party products.

SQM is an integrated producer and distributor of specialty plant nutrients, iodine, lithium, potassium-related fertilizers and industrial chemicals. Its products are based on the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM’s development strategy aims to maintain and strengthen the Company’s position in each of its businesses.

The leadership strategy is based on the Company’s competitive advantages and on the sustainable growth of the different markets in which it participates. SQM’s main competitive advantages in its different businesses are:

•	Low production costs based on vast and high quality natural resources.
•	Know-how and its own technological developments in its various production processes.
•	Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
•	High market share in all its core products
•	International sales network with offices in more than 20 countries and sales in over 100 countries.
•	Synergies from the production of multiple products that are obtained from the same two natural resources.
•	Continuous new product development according to the specific needs of its different customers.
•	Conservative and solid financial position

For further information, contact:	Mary Laverty, 56-2-4252074 /mary.laverty@sqm.com
Patricio Vargas, 56-2-4252485 / patricio.vargas@sqm.com

For media inquiries, contact: Fernanda Guerra, 56-2-4252027 / fernanda.guerra@sqm.com

Statements in this press release concerning the Company’s business outlook, future economic performances, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth, together with other statements that are not historical facts, are “forward-looking statements” as that term is defined under Federal Securities Laws.

Any forward-looking statements are estimates, reflecting the best judgment of SQM based on currently available information and involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Risks, uncertainties, and factors that could affect the accuracy of such forward-looking statements, are identified in the public filing made with the Securities and Exchange Commission, and forward-looking statements should be considered in light of those factors.

Income Statement

(US$ Millions)	For the 1st Quarter
	2010	2009

Revenues	388.5	321.1

Specialty Plant Nutrition*	128.2	120.7
Iodine and Iodine Derivatives	62.9	43.1
Lithium and Lithium Derivatives	33.9	24.5
Potassium Chloride & Potassium Sulfate	124.7	95.7
Industrial Chemicals	27.4	22.4
Other Income	11.4	14.7

Cost of Goods Sold	(257.0)	(179.0)

Gross Margin	131.5	142.1

Administrative Expenses	(17.8)	(16.0)
Financial Expenses	(7.8)	(7.9)
Financial Income	2.3	3.9
Exchange Difference	(3.1)	(5.7)
Other	(7.5)	(8.1)

Income Before Taxes	97.6	108.3

Income Tax	(20.7)	(20.8)

Net Income before minority interest	76.9	87.5

Minority Interest	(0.4)	0.9

Net Income	76.5	88.4
Net Income per Share (US$)	0.29	0.34

*Includes other specialty fertilizers

Balance Sheet

(US$ Millions)	As of March 31	As of Dec. 31
	2010	2009

Total Current Assets	1,568.2	1,709.9
Cash and cash equivalents	359.3	530.4
Accounts receivable (1)	399.7	394.5
Inventory	633.5	630.8
Others	175.7	154.2

Investments in related companies	58.8	55.2

Property, plant and equipment	1,303.1	1,300.5

Other Non-current Assets	87.0	89.6

Total Assets	3,017.1	3,155.2

Total Current Liabilities	364.1	547.5
Short-term debt	141.3	271.4
Others	222.8	276.1

Total Long-Term Liabilities	1,104.1	1,143.2
Long-term debt	990.6	1,035.2
Others	113.5	108.0

Shareholders' Equity before Minority Interest	1,504.0	1,418.8

Minority Interest	44.9	45.7

Total Shareholders' Equity	1,548.9	1,464.5

Total Liabilities & Shareholders' Equity	3,017.1	3,155.2

Liquidity (2)	4.3	3.1

(1) Accounts receivable + accounts receivable from related co.
(2) Current assets / current liabilities

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

Conf: /s/ Ricardo Ramos
Ricardo Ramos
Chief Financial Officer & Business Development SVP

Date: May 25, 2010